Mail Stop 6010

September 13, 2006

Mr. Harry G. Mitchell
Interim Chief Financial Officer
10 Forge Parkway
Franklin, Massachusetts 02038

> **Re:** **Sontra Medical Corporation**
> **Form 10-KSB for the Year Ended December 31, 2005**
> **Forms 10-QSB for the Quarters Ended March 31, 2006 and June 30, 2006**
> **File No. 000-23017**

Dear Mr. Mitchell:

We have completed our review of your Form 10-K and related materials and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant